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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

i-STAT CORPORATION
(Name of Subject Company (Issuer))

Senator Acquisition Corporation
a wholly owned subsidiary of
ABBOTT LABORATORIES
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.15 PER SHARE
(together with associated preferred stock purchase rights)
(Title of Class of Securities)

450312 10 3
(CUSIP Number of Class of Securities)

Jose M. de Lasa
Senior Vice President and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(847) 937-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
 James T. Lidbury
Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, Illinois 60603
Telephone: (312) 782-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$394,369,898	$31,905

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (i) the 20,295,167 outstanding shares of common stock of i-STAT Corporation (the "Company"), together with the associated preferred stock purchase rights (the "Common Shares"), less the 2,000,000 Common Shares owned by the filing persons, at a price of $15.35 per Common Share, (ii) 4,501,515 Common Shares issuable upon conversion of the 30,000 outstanding shares of Series D Convertible Preferred Stock of the Company, at a price of $15.35 per Common Share, (iii) 1,875,357.5 Common Shares subject to outstanding warrants at a price of $7.35 per Common Share (representing the offer price of $15.35 per Common Share less the exercise price of $8.00 per Common Share), and (iv) 3,636,649 Common Shares subject to outstanding options granted under the Company's employee stock option plans at a price of $8.43 per Common Share (representing the offer price of $15.35 per Common Share less the weighted average exercise price of $6.92 per Common Share). The calculation of the filing fee is based on the Company's representation of its capitalization as of December 19, 2003.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2004, issued on November 24, 2003, equals .008090% of the transaction value, or $31,905.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$31,905	Filing Party:	Abbott Laboratories and Senator Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	December 29, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Amendment No. 1 to Schedule TO

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on December 29, 2003 by Abbott Laboratories, an Illinois corporation ("Abbott") and Senator Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Abbott, relating to the offer by the Purchaser to purchase (i) all of the outstanding shares of common stock, par value $.15 per share, of i-STAT Corporation, a Delaware corporation (the "Company"), together with the associated preferred stock purchase rights issued pursuant to the Stockholder Protection Agreement, dated as of June 26, 1995, between the Company and Wachovia Bank N.A., as rights agent (the "Common Shares"), at a price of $15.35 per Common Share, (ii) all of the outstanding shares of Series D Convertible Preferred Stock, par value $.10 per share, of the Company (the "Series D Shares"), at a price per Series D Share equal to $15.35 multiplied by the number of Common Shares issuable upon conversion of a Series D Share as of the final expiration of the offer, without regard to certain restrictions on beneficial ownership, and (iii) all of the outstanding six-year warrants to purchase Common Shares expiring in 2007 and having an exercise price of $8.00 per Common Share (the "Warrants" and, together with the Common Shares and the Series D Shares, the "Securities") at a price of $7.35 per Common Share purchasable pursuant to each such warrant, in each case net to the seller in cash and without interest.

        The terms and conditions of the offer are described in the Offer to Purchase dated December 29, 2003 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal for tender of Common Shares and instructions thereto, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The subsection of the Offer to Purchase entitled "Certain Information Concerning Abbott and the Purchaser—Marketing and Distribution Agreement with Abbott" is hereby amended by replacing the last sentence of such subsection which read "Abbott and the Company are currently negotiating an amendment to the Marketing and Distribution Agreement to allow Abbott the continued distribution of the Company's products in the U.S. and certain other countries or territories until March 31, 2004 or such time as the Merger Agreement is consummated or terminated" to read "On December 31, 2003, Abbott and the Company signed an amendment to the Marketing and Distribution Agreement to allow Abbott the continued distribution of the Company's products in the U.S. and certain other countries or territories until the earlier of (i) such time as the merger contemplated by the Merger Agreement is consummated or (ii) such time as the Merger Agreement is terminated."

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

          "(d)(12)    Amendment to the Marketing and Distribution Agreement by and between Abbott Laboratories and i-STAT Corporation dated December 31, 2003"

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES

By:	/s/ THOMAS C. FREYMAN
Name:	Thomas C. Freyman
Title:	Senior Vice President, Finance and Chief Financial Officer

SENATOR ACQUISITION CORPORATION

By:	/s/ THOMAS C. FREYMAN
Name:	Thomas C. Freyman
Title:	President

Dated: January 5, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(d)(12)	Amendment to the Marketing and Distribution Agreement by and between Abbott Laboratories and i-STAT Corporation dated December 31, 2003

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Amendment No. 1 to Schedule TO
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX